Contact

www.linkedin.com/in/
douglashardwick (LinkedIn)
mineralroyaltiesgroup.com/
(Company)

Top Skills

Mergers & Acquisitions
Sales
Energy

Douglas H.

I help people own income producing assets.
Dallas, Texas, United States

Summary

Exceeded in Oil & Gas asset management, mineral property consulting as well as sales and marketing for over 20 years. My areas of expertise range from oil & gas mineral rights, exploration, pipelines, production & services. I help clients with their acquisitions in energy assets and have experience with a variety of options including 1031 Exchange and Self-Directed IRAs.

Most importantly, I know the high value that only ethical business based on integrity add to all relationships.

Experience

Quantum Expeditions, Inc.
Chief Executive Officer
November 2021 - Present (4 years 6 months)
Dallas, TX

Unlocking an abundance of power to help others become a Texas Mining Giant!!
Mr. Hardwick, the CEO of Quantum Expeditions (QEx), role is to lead the collaborative team of experienced individuals, leveraging our local connections to harness excess and stranded energy for their Bitcoin mining venture. Together, they will establish QEx as a prominent player in the Bitcoin mining sector through collective effort and strategic guidance.

Mineral Royalties Group LLC & Quantum Expeditions, Inc.
Property Specialist & Chief Executive Officer
November 2021 - Present (4 years 6 months)
Dallas, Texas, United States

Mineral Royalties Group
Mineral Property Specialist
October 2021 - Present (4 years 7 months)
Dallas-Fort Worth Metroplex

Helping people own income producing Mineral Property.

DFW Good Neighbor, LP

Member

December 2006 - Present (19 years 5 months)

Consulting services in the Energy space bringing Institutional grade Mineral Property to Individual buyer.

Financial Services consultant for Mergers and Acquisitions or for raising capital focusing in the Energy Sector from Oil and Gas to Alternative Energy.

Providing good business for my neighbors.

Cardinal Energy Group Inc (CEGX)

Vice President

August 2017 - August 2019 (2 years 1 month)

Dallas, Texas

Cunningham Energy, LLC

Investor Relations

August 2011 - August 2017 (6 years 1 month)

Irving, Texas

Cunningham Energy is an independent producer of oil and gas based in Charleston, West Virginia. The company was formed in 2008 for the purpose of acquiring, exploring, and producing oil and gas in the Appalachian, Illinois, and Williston Basins. Since inception we have relied on past experience in parallel with the application of new technologies to succeed in the ever changing field of efficient energy production. Cunningham Energy is positioned to take advantage of current and future trends in oil and natural gas production throughout these basins with aggressive but responsible decisions in the coming future.

Traiton Global, LLC

VP Operations

March 2011 - 2014 (3 years)

Fort Worth, Texas

Inversiones Buen Vecino DCR, Ltda.

Partner

March 2005 - December 2009 (4 years 10 months)

Consulting services for the purchase of real estate in Costa Rica.

T S, Inc.

Registered Representative

February 2002 - July 2009 (7 years 6 months)

Raised capital for exploratory and developmental drilling nationwide and minerals acquisitions in the San Juan Basin of NM.

Max Internet Communications (MAXIC)

Technical Sales

August 2000 - May 2001 (10 months)

Designed, Engineered and demonstrated video conference solutions.

Supercom, Inc

Technical Sales & Product Manager

August 1996 - August 2000 (4 years 1 month)

Instrumental in engineering, designing and implementing workstations and servers for network, RAID and internet applications and video conferencing solutions.

BSM Computers

Sales Team Leader

August 1990 - August 1996 (6 years 1 month)

Worked my way from being a "rookie sales guy brought off the street" to Sales Team Leader of wholesale technology systems and peripherals becoming the #1 sales person for our branded products; Identity Systems.

_____

Education

Local Community College

Real World Experiences, AutoCAD, History & Psychology · (1986 - 1987)